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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MIDWEST AIR GROUP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
597911106
(CUSIP Number)
Octavian Management, LLC
650 Madison Avenue, 26th Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Octavian Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Octavian Global Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Octavian Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Octavian Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Octavian Asset Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Greg Racz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106

1	NAMES OF REPORTING PERSONS: Richard Hurowitz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Untied States

	7	SOLE VOTING POWER:

NUMBER OF		1,202,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,202,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,202,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
Securities acquired:
Common Stock, $.01 par value (the “Shares”)
Issuer:
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
Item 2. Identity and Background
     (a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”);
(ii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Master (“Octavian Partners”);
(iii) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”);
(iv) Octavian Advisors, LP, a Delaware limited partnership and investment manager of Octavian Master (“Octavian Advisors”);
(v) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”);
(vi) Mr. Greg Racz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Racz”); and
(vii) Mr. Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz”).
     (b) The address of the principal business offices of each of the Reporting Persons is 650 Madison Avenue, 26th Floor, New York, NY 10022.
     (c) Octavian Master serves as a master fund investment vehicle for investments by various Delaware limited partnerships and Cayman Islands exempted companies. Octavian Partners serves as general partner to Octavian Master. Octavian Management serves as managing member of Octavian Partners. Octavian Advisors serves as investment manager to Octavian Master. Octavian Asset Management serves as general partner of Octavian Advisors. The principal occupation of Mr. Razc and Mr. Hurowitz, managing members of Octavian Management and Octavian Asset Management, is investment management.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Octavian Master is a Cayman Islands limited partnership. Octavian Partners is a Delaware limited liability company. Octavian Management is a Delaware limited liability company. Octavian Advisors is a Delaware limited partnership. Octavian Asset Management is a Delaware limited liability company. Mr. Racz and Mr. Hurowitz are United States citizens.
Item 3. Source and Amount of Funds
     As of the date hereof, the Reporting Persons have invested in Shares of the Issuer in the amount of: $15,929,228.84. Currently, all Shares of the Issuer as of the date hereof are held by Octavian Master. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
     On March 25, 2007, the Reporting Persons sent a letter to management of the Issuer relating to a proposal from AirTran Airways, Inc. to combine the two companies. A copy of the March 25, 2007 letter is attached as Exhibit 3.

     The Reporting Persons purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Reporting Person has no specific plan or proposal to acquire additional Shares or dispose of the Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to AirTran’s proposal to the Issuer, as described above.
     Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of the date hereof, the Reporting Persons beneficially own 1,202,000 Shares of the Issuer, which represents 5.0% of the Issuer’s outstanding Shares, which such percentage was calculated by dividing (i) the 1,202,000 Shares beneficially owned by the Reporting Persons as of the date hereof, by (ii) 24,027,070 Shares outstanding as of January 31, 2007, based upon the Issuer’s most recent Form 10-K filed with the Securities and Exchange Commission on March 2, 2007.
     (b) The Reporting Persons have the power to vote and dispose of the 1,202,000 Shares held by Octavian Master.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,202,000 Shares held by Octavian Master. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
     (d) Not Applicable.

     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Schedule 13D.

Exhibit 3	A copy of the March 25, 2007 letter sent by the Reporting Persons to the Issuer.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2007

OCTAVIAN MASTER FUND, L.P.

By: Octavian Global Partners, LLC
General Partner

By: Octavian Management, LLC
Managing Member

By:	/s/ Greg Racz
Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN GLOBAL PARTNERS, LLC

By: Octavian Management, LLC
Managing Member

By:	/s/ Greg Racz
Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN MANAGEMENT LLC

By:	/s/ Greg Racz
Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN ADVISORS, LP

By: Octavian Asset Management, LLC,
General Partner

By:	/s/ Greg Racz
Name: Greg Racz

Title: President & Chief Operating Officer

OCTAVIAN ASSET MANAGEMENT LLC

By:	/s/ Greg Racz
Name: Greg Racz
Title: President & Chief Operating Officer

/s/ Greg Racz

Greg Racz

/s/ Richard Hurowitz

Richard Hurowitz